MUSCLEPHARM CORPORATION
4721 IRONTON STREET, BUILDING A
DENVER, COLORADO 80239

January 13, 2012

Jeffrey Riedler
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MusclePharm Corporation Amendment No. 1 to Registration Statement on Form S-1/A Filed December 29, 2011 File No. 333-178427

Mr. Riedler:

By letter dated December 29, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company,” “we,” “us” or “our”) with a comment to the Company’s Registration Statement on Form S-1/A, filed on December 29, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

1. Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2011.  Please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

RESPONSE:  We have amended the Company’s executive compensation disclosure in the Registration Statement to include the executive compensation numbers for the fiscal year ended December 31, 2011.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brad J. Pyatt
Brad J. Pyatt
Chief Executive Officer MusclePharm Corporation